# DYNASTY GOLD CORP.

**(*formerly* C Squared Developments Inc.)**
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

03 SEP 10 AM 7:21


03029927

September 2, 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Attention: Mr. Paul Dudek

Dear Sirs:

**RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)
12g3-2(b) Exemption - #82-1756**

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated July 31, 2003;
2. Material Change Report dated July 31, 2003;
3. News release dated August 27, 2003;
4. Material Change Report dated August 27, 2003;
5. News release dated August 28, 2003;
6. Material Change Report dated August 29, 2003; and
7. Form 51-901F - Quarterly Report for the quarter ended June 30, 2003.

Yours very truly,

**DYNASTY GOLD CORP.**

per:

Marilyn Wong, Assistant Secretary

Encl.

dw 9/10

**9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Vancouver, British Columbia, this 31st day of July, 2003.

**DYNASTY GOLD CORP.**
Per:

"Jonathan George"

Jonathan George, President

# DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628


03 SEP 10 AM 7:21

**AUGUST 27, 2003**
**NEWS RELEASE 00-13**
**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

Dynasty Gold Corp. ("Dynasty" or the "Company") is pleased to announce that it has received an independent geological report on three exploration areas comprising 2,600 sq.km. located in Xinjiang Autonomous Region, northwest China.

The Company retained Norwest Corporation (www.norwestcorp.com) to provide an assessment of the mining areas, which are the subject of a Sino-Joint Venture between Terrawest Minerals Inc. ("Terrawest") and Xinjiang NonFerrous Metals Industry Group ("XNF"). Norwest Corporation provides comprehensive mineral resource development and energy services, to an extensive international clientele. Dynasty has an exclusive option with Terrawest to conduct due diligence on the properties, and enter into an agreement to acquire Terrawest's entire interest in the Sino-Joint Venture, as described in the Company's July 31, 2003 news release.

A site inspection and data review of three areas, Hatu, Hami and Baogutu, was conducted in June 2003 by Brian McEwen, P.Geol., Manager of Mineral Projects for Norwest Corporation. The purpose of the visit was to conduct an appraisal of the mineralization and geological characteristics of existing operations and to estimate the reliability of information provided by XNF.

As a result of his inspection, Mr. McEwen writes:

> "The Area of Interest is part of a mineral belt hosting significant gold deposits. There are several mining operations currently mining and recovering gold, presumably economically. Surface grab samples of different lithological units gathered by Norwest confirm the presence of gold and even of high grade gold. Information presented by XNF supports the geological models proposed for the areas.
>
> Based on this and other information collected by Norwest, Norwest concludes that:
>
> - Gold resources as reported by XNF are reasonable;
> - Mineralization is open at depth, along strike and laterally to the existing resources;
> - Structure controls the ore deposits, better delineation of structure will help target exploration;

82-1756.

# MATERIAL CHANGE REPORT

**BC FORM 53-901F**
Under Section 85(1) of the British Columbia Securities Act

**FORM 27**
Under Section 118(1) of the Alberta Securities Act

03 SEP 10 AM 7:21

1. **Reporting Issuer**

   Dynasty Gold Corp. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 913-0613

2. **Date of Material Change**

   August 27, 2003

3. **Press Release**

   A news release was issued on August 27, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company reports on its independent geological report on three exploration areas in the Xinjiang Autonomous Region of northwest China.

5. **Full Description of Material Change(s)**

   See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Jonathan George
   Telephone: 604 913-0613

82 - 1756


# DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628


03 SEP 10 AM 7:21



**JULY 31, 2003**
**NEWS RELEASE 00-12**
**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

Dynasty Gold Corp. ("Dynasty") is pleased to announce that it has entered into an agreement with Terrawest Minerals Inc. ("Terrawest") wherein Dynasty has been granted the sole and exclusive right to conduct due diligence on three exploration areas in Xinjiang Autonomous Region, in the north west section, People's Republic of China. Terrawest has entered into a Sino-Foreign Co-operative joint venture with Xinjiang Nonferrous Metals Industry (Group) Co. Ltd. of the People's Republic of China ("Xinjiang Nonferrous") to earn up to a 70% interest in exploration areas covering approximately 2500 sq.km., as well as the first right of refusal to any and all additional exploration rights held by Xinjiang Nonferrous. Xinjiang Nonferrous is the largest mineral company in Xinjiang Autonomous region, with revenues of $300 million in 2002, assets of $500 million, having 35,000 people in their employ.

After Dynasty has conducted its due diligence on the properties, it will have the right to make an offer to acquire all of Terrawest's interest in the Sino Joint Venture.

Dynasty will advance US $100,000 to Terrawest to secure this right for a period of 120 days from signing.

The project areas are located in the prolific Tian Shan and West Junggar mineral belts of Xinjiang which extend westward into the Central Asian Republics of Uzbekistan and Kyrgyzstan where giant ore bodies such as Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), and Kumtor (18 million oz Au) are located.

In the Western Junggar area, more than 300 gold deposits and occurrences are recognized, with the most significant of these located along the northern side of the Dalabuite fault zone. Many of these historic and present day gold deposits are clustered in an 80 km long by 20 km wide corridor, forming a 1600 sq.km. exploration area covered under the Terrawest-Xinjiang Nonferrous Sino Joint Venture agreement. Most occurrences in this area are structurally controlled, with individual quartz veins varying from 100m to 380m along strike and .5m to 20m in width.

Extensive exploration by Xinjiang Nonferrous since 1981 has identified numerous promising lode gold, sediment hosted gold, and copper-porphyry targets within the project area.

Dynasty has retained Norwest Corporation (www.norwestcorp.com) to undertake an independent assessment of the project areas and associated data. Norwest's mineral project manager, Mr. Brian McEwen, P.Geol., completed a site visit in June, 2003 and will report on his findings shortly.

Once Dynasty concludes its due diligence, and judges it to be positive, Dynasty and Terrawest will negotiate and execute a formal agreement whereby Dynasty will have the right to acquire Terrawest's entire interest in the Xinjiang joint venture.

This agreement replaces and supercedes a Memorandum of Understanding dated May 7, 2003, announced in a news release dated May 8, 2003, and is subject to regulatory approval.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

# MATERIAL CHANGE REPORT

03 SEP 10 AM 7:21

**BC FORM 53-901F**
Under Section 85(1) of the British Columbia Securities Act

**FORM 27**
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. **Date of Material Change**

July 31, 2003

3. **Press Release**

A news release was issued on July 31, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has entered into an agreement with Terrawest Minerals Inc. wherein the Company has been granted the sole and exclusive right to conduct due diligence on three exploration areas in Xinjiang Autonomous Region, People's Republic of China.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

- Geophysical anomalies may provide significant exploration targets;
- Opportunities exist to define larger mining operations based on lower cut off grades and bulk mining;
- The Area of Interest is worthy of further exploration for medium to large gold deposits; and
- The Area of Interest could host deposits of economic interest other than gold."

Further study of existing data, prior to exploration, is recommended. Considering the location, tectonic setting and historical production of the areas, Norwest believes the probability for success in delineating economic gold ore bodies is high.

Highlights of Norwest's data review include reserve and resource estimates of existing mining operations in the area, as provided by several sources including a resource of 43.5 tonnes (approximately 1.4 million ounces Au) at the Hatu Qi-2 deposit.

Diamond drilling results were also provided by XNF for Qi-2 and include the following representative intercepts:

| *Drill Hole* | *Interval (m)* | *Width (m)* | *Grade (g/t)* |
|---|---|---|---|
| ZK421 | 71.35-79.61 | 8.26 | 5.74 |
| | 113.43-127.36 | 13.93 | 1.38 |
| | 127.36-138.46 | 11.10 | 3.08 |
| | 142.50-149.61 | 7.11 | 3.46 |
| ZK426 | 41.35-53.23 | 11.88 | 4.64 |
| | 53.23-61.76 | 8.53 | 1.19 |
| | 64.99-71.78 | 6.79 | 1.97 |
| | 79.43-92.19 | 12.76 | 1.35 |
| | 103.22-119.89 | 16.67 | 9.50 |
| | 129.84-137.62 | 7.78 | 3.64 |
| | 143.32-153.27 | 9.95 | 3.28 |

These results were supplied by XNF, and have not been verified by either Norwest or Dynasty.

Mr. McEwen further states that:

> "The Qi-2 deposit is hosted within Carbonaceous, volcaniclastic sedimentary rocks within the footwall of a major regional fault. More than 44 gold bearing quartz veins have been defined in the area. At Qi-2 the gold grade is typically 3-5 g/t, with gold occurring more within the metasediments. This deposit may represent an attractive larger bulk tonnage mining scenario."

Mr. McEwen recommends an exploration budget for the Xinjiang project of CDN $1.5 million, which would include 10,000 metres of drilling.

Based upon the conclusions and recommendations of Norwest's report, the Company has entered into negotiations with Terrawest to acquire their entire interest (70%) in the project. Details of the formal agreement will be made available upon completion.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

## 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

**DATED** at Vancouver, British Columbia, this 27th day of August, 2003.

**DYNASTY GOLD CORP.**
Per:

"Jonathan George"

Jonathan George, President

# DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628




**AUGUST 27, 2003**
**NEWS RELEASE 00-13**
**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

Dynasty Gold Corp. ("Dynasty" or the "Company") is pleased to announce that it has received an independent geological report on three exploration areas comprising 2,600 sq.km. located in Xinjiang Autonomous Region, northwest China.

The Company retained Norwest Corporation (www.norwestcorp.com) to provide an assessment of the mining areas, which are the subject of a Sino-Joint Venture between Terrawest Minerals Inc. ("Terrawest") and Xinjiang NonFerrous Metals Industry Group ("XNF"). Norwest Corporation provides comprehensive mineral resource development and energy services, to an extensive international clientele. Dynasty has an exclusive option with Terrawest to conduct due diligence on the properties, and enter into an agreement to acquire Terrawest's entire interest in the Sino-Joint Venture, as described in the Company's July 31, 2003 news release.

A site inspection and data review of three areas, Hatu, Hami and Baogutu, was conducted in June 2003 by Brian McEwen, P.Geol., Manager of Mineral Projects for Norwest Corporation. The purpose of the visit was to conduct an appraisal of the mineralization and geological characteristics of existing operations and to estimate the reliability of information provided by XNF.

As a result of his inspection, Mr. McEwen writes:

> "The Area of Interest is part of a mineral belt hosting significant gold deposits. There are several mining operations currently mining and recovering gold, presumably economically. Surface grab samples of different lithological units gathered by Norwest confirm the presence of gold and even of high grade gold. Information presented by XNF supports the geological models proposed for the areas.
>
> Based on this and other information collected by Norwest, Norwest concludes that:

- Gold resources as reported by XNF are reasonable;
- Mineralization is open at depth, along strike and laterally to the existing resources;
- Structure controls the ore deposits, better delineation of structure will help target exploration;
- Geophysical anomalies may provide significant exploration targets;
- Opportunities exist to define larger mining operations based on lower cut off grades and bulk mining;
- The Area of Interest is worthy of further exploration for medium to large gold deposits; and
- The Area of Interest could host deposits of economic interest other than gold."

Further study of existing data, prior to exploration, is recommended. Considering the location, tectonic setting and historical production of the areas, Norwest believes the probability for success in delineating economic gold ore bodies is high.

Highlights of Norwest's data review include reserve and resource estimates of existing mining operations in the area, as provided by several sources including a resource of 43.5 tonnes (approximately 1.4 million ounces Au) at the Hatu Qi-2 deposit.

Diamond drilling results were also provided by XNF for Qi-2 and include the following representative intercepts:

| *Drill Hole* | *Interval (m)* | *Width (m)* | *Grade (g/t)* |
|---|---|---|---|
| ZK421 | 71.35-79.61 | 8.26 | 5.74 |
| | 113.43-127.36 | 13.93 | 1.38 |
| | 127.36-138.46 | 11.10 | 3.08 |
| | 142.50-149.61 | 7.11 | 3.46 |
| ZK426 | 41.35-53.23 | 11.88 | 4.64 |
| | 53.23-61.76 | 8.53 | 1.19 |
| | 64.99-71.78 | 6.79 | 1.97 |
| | 79.43-92.19 | 12.76 | 1.35 |
| | 103.22-119.89 | 16.67 | 9.50 |
| | 129.84-137.62 | 7.78 | 3.64 |
| | 143.32-153.27 | 9.95 | 3.28 |

These results were supplied by XNF, and have not been verified by either Norwest or Dynasty.

Mr. McEwen further states that:

> "The Qi-2 deposit is hosted within Carbonaceous, volcaniclastic sedimentary rocks within the footwall of a major regional fault. More than 44 gold bearing quartz veins have been defined in the area. At Qi-2 the gold grade is typically 3-5 g/t, with gold occurring more within the metasediments. This deposit may represent an attractive larger bulk tonnage mining scenario."

Mr. McEwen recommends an exploration budget for the Xinjiang project of CDN $1.5 million, which would include 10,000 metres of drilling.

Based upon the conclusions and recommendations of Norwest's report, the Company has entered into negotiations with Terrawest to acquire their entire interest (70%) in the project. Details of the formal agreement will be made available upon completion.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-1756.

# DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

03 SEP 10 AM 7:21

**AUGUST 28, 2003**
**NEWS RELEASE 00-14**
**TRADING SYMBOL DYG.V**
**SEC 12g3-2(b) #82-1756**
www.dynastygoldcorp.com

The Company is pleased to announce that it has entered into a non-brokered private placement of up to 1,000,000 units at a price of $0.40 per unit, for gross proceeds of up to $400,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.45 for a term of one year. A finder's fee may be payable in connection with this private placement.

Proceeds of the private placement will be used for the Company's exploration and development of properties in China and for general working capital.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

*"Jonathan George"*

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-1756

03 SEP 10 AM 7:21

**BC FORM 53-901F**

## Securities Act (British Columbia)
## MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. **Reporting Issuer**

   Dynasty Gold Corp. (the "Company")
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8

   Telephone: 604 913-0613

2. **Date of Material Change**

   August 28, 2003

3. **Press Release**

   A news release was issued on August 28, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has entered into a non-brokered private placement of up to 1,000,000 units at a price of $0.40 per unit.

5. **Full Description of Material Change(s)**

   The Company is pleased to announce that it has entered into a non-brokered private placement of up to 1,000,000 units at a price of $0.40 per unit, for gross proceeds of up to $400,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.45 for a term of one year. A finder's fee may be payable in connection with this private placement.

   Proceeds of the private placement will be used for the Company's exploration and development of properties in China and for general working capital.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: 604 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Vancouver, British Columbia, this 29th day of August, 2003.

**DYNASTY GOLD CORP.**
Per:

"Jonathan George"

Jonathan George, President

82-1756.

BEST AVAILABLE COPY

FORM 51-901F

QUARTERLY REPORT

03 SEP 10 AM 7:21

Incorporated as part of: _X_ Schedule A
___ Schedules B & C

**ISSUER DETAILS:**

| | |
|---|---|
| Name of Issuer | DYNASTY GOLD CORP. (Formerly: C Squared Developments Inc.) |
| Issuer Address | 735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8 |
| Issuer Telephone Number | 604-913-0613 |
| Contact Person | Jonathan George |
| Contact Position | President |
| Contact Telephone Number | 604-913-0613 |
| Contact Email Address | N/A |
| Web Site Address | www.dynastygoldcorp.com |
| For Quarter Ended | June 30, 2003 |
| Date of Report (yy/mm/dd) | 03/08/14 |

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

| | |
|---|---|
| *"Jonathan George"* | 03/08/25 |
| NAME OF DIRECTOR | DATE SIGNED (YY/MM/DD) |
| *"Robert A. Watts"* | 03/08/22 |
| NAME OF DIRECTOR | DATE SIGNED (YY/MM/DD) |

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

## NOTICE TO READER

We have compiled the consolidated balance sheet of Dynasty Gold Corp. (Formerly: C Squared Developments Inc.) as at June 30, 2003, the consolidated statement of operations and deficit, and the consolidated statement of cash flows for the six months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

*"Jones, Richards & Company"*

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
August 14, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**CONSOLIDATED BALANCE SHEET**
**JUNE 30, 2003**
**(UNAUDITED)**
**(SEE: NOTICE TO READER)**
**(With comparative audited consolidated figures for December 31, 2002)**

| | June 30, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 1,991 | $ 14,385 |
| Cash in trust | 389,750 | 31,922 |
| Goods and services tax recoverable | 4,607 | 30,775 |
| Prepaid expenses | 1,325 | 6,576 |
| Deposit | 1,722 | 1,722 |
| Deferred share issue costs (Note 6b) | 41,049 | - |
| | 440,444 | 85,380 |
| Property, Plant and Equipment (Note 3) | 15,518 | 17,458 |
| Mineral Properties | 73,500 | 73,500 |
| Reclamation Bonds | 7,000 | 7,000 |
| | $ 536,462 | $ 183,338 |
| **LIABILITIES** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 187,841 | $ 164,613 |
| Due to related party | 58,125 | 50,108 |
| Convertible loan payable | 165,000 | 165,000 |
| | 410,966 | 379,721 |
| **SHAREHOLDERS' EQUITY (DEFICIENCY)** | | |
| Share Capital (Note 4) | 10,615,585 | 10,473,835 |
| Share Subscription Advances | 481,112 | 4,737 |
| Deficit | (10,971,201) | (10,674,955) |
| | 125,496 | (196,383) |
| | $ 536,462 | $ 183,338 |

Approved on Behalf of the Board:

*"Jonathan George"*
Director

*"Robert A. Watts"*
Director

The accompanying notes are an integral part of these consolidated financial statements.

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE PERIODS ENDED JUNE 30, 2003**
**(UNAUDITED)**
**(SEE: NOTICE TO READER)**
**(With comparative unaudited consolidated figures for the periods ended June 30, 2002)**

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | June 30, 2003 | June 30, 2002 | June 30, 2003 | June 30, 2002 |
| ADMINISTRATION COSTS: | | | | |
| Accounting and audit | $ 1,566 | $ 500 | $ 2,181 | $ 1,500 |
| Amortization | 980 | 1,040 | 1,940 | 2,100 |
| Consulting | 25,500 | 3,600 | 51,000 | 6,000 |
| Legal | 28,039 | 2,990 | 31,752 | 2,990 |
| Management fees | 10,500 | 10,500 | 21,000 | 21,000 |
| Office | 6,183 | 6,458 | 13,360 | 12,069 |
| Promotion and travel | 930 | 3,769 | 11,119 | 4,014 |
| Regulatory and transfer agent fees | 12,722 | 4,274 | 16,878 | 8,642 |
| Shareholder communications | 4,095 | 5,574 | 13,399 | 6,529 |
| TOTAL ADMINISTRATION COSTS | 90,515 | 38,705 | 162,629 | 64,844 |
| OTHER ITEMS: | | | | |
| Interest and miscellaneous income | (1,173) | (204) | (1,251) | (237) |
| Project investigation costs | 75,506 | - | 83,868 | - |
| Project management fees | 21,000 | - | 51,000 | - |
| | 95,333 | (204) | 133,617 | (237) |
| NET LOSS FOR THE PERIOD | 185,848 | 38,501 | 296,246 | 64,607 |
| DEFICIT AT BEGINNING OF PERIOD | 10,785,353 | 10,323,845 | 10,674,955 | 10,297,739 |
| DEFICIT AT END OF PERIOD | $ 10,971,201 | $ 10,362,346 | $ 10,971,201 | $ 10,362,346 |
| Loss per share | $ (0.02) | $ (0.01) | $ (0.04) | $ (0.02) |

The accompanying notes are an integral part of these consolidated financial statements.

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE PERIODS ENDED JUNE 30, 2003**
**(UNAUDITED)**
**(SEE: NOTICE TO READER)**
**(With comparative unaudited consolidated figures for the periods ended June 30, 2002)**

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | June 30, 2003 | June 30, 2002 | June 30, 2003 | June 30, 2002 |
| OPERATING ACTIVITIES: | | | | |
| Net loss for the period | $ (185,848) | $ (38,501) | $ (296,246) | $ (64,607) |
| Adjustment: | | | | |
| Amortization | 980 | 1,040 | 1,940 | 2,100 |
| | (184,868) | (37,461) | (294,306) | (62,507) |
| Changes in non-cash working capital items: | | | | |
| Accounts receivable | - | 30,000 | - | (245) |
| Goods and services tax recoverable | 9,763 | (1,713) | 26,168 | (2,869) |
| Prepaid expenses | 54,582 | 513 | 5,251 | (1,025) |
| Accounts payable and accrued liabilities | (34,496) | (2,337) | 23,228 | (34,136) |
| Due to related party | 30,735 | 2,500 | 8,017 | (38,750) |
| | (124,284) | (8,498) | (231,642) | (139,532) |
| FINANCING ACTIVITIES: | | | | |
| Deferred share issue costs | (20,000) | - | (41,049) | - |
| Issuance of share capital for cash | 25,750 | - | 141,750 | 98,300 |
| Share subscription advances | 120,328 | - | 476,375 | 156,700 |
| | 126,078 | - | 577,076 | 255,000 |
| INVESTING ACTIVITIES: | | | | |
| Acquisition costs of property, plant and equipment | - | - | - | (4,742) |
| Acquisition costs of mineral properties | | - | - | (49,500) |
| | | - | - | (54,242) |
| INCREASE (DECREASE) IN CASH | 1,794 | (8,498) | 345,434 | 61,226 |
| CASH AT BEGINNING OF PERIOD | 389,947 | 73,859 | 46,307 | 4,135 |
| CASH AT END OF PERIOD | $ 391,741 | $ 65,361 | $ 391,741 | $ 65,361 |
| | | | | |
| Cash Consists of: | | | | |
| Cash | $ 1,991 | $ 65,361 | $ 1,991 | $ 65,361 |
| Cash in trust | 389,750 | - | 389,750 | - |
| | $ 391,741 | $ 65,361 | $ 391,741 | $ 65,361 |

The accompanying notes are an integral part of these consolidated financial statements.

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**JUNE 30, 2003**

## 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Dynasty Gold Corp. (Formerly: C Squared Developments Inc.) (the "Company") is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada and China.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2002, except that they do not include all note disclosures required for annual consolidated financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual consolidated financial statements.

## 2. NAME CHANGE

Pursuant to a special resolution passed by the shareholders of the Company on April 22, 2003, the Company changed its name from C Squared Developments Inc. to Dynasty Gold Corp. effective May 14, 2003.

## 3. PROPERTY, PLANT AND EQUIPMENT

| | Cost | Accumulated Amortization | June 30, 2003 Net Book Value | December 31, 2002 Net Book Value |
|---|---|---|---|---|
| Office furniture and equipment | $ 43,867 | $ 31,554 | $ 12,313 | $ 13,683 |
| Computer equipment | 27,838 | 24,633 | 3,205 | 3,775 |
| | $ 71,705 | $ 56,187 | $ 15,518 | $ 17,458 |

## 4. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

| | June 30, 2003 | | December 31, 2002 | |
|---|---|---|---|---|
| | Number Of Shares | Amount $ | Number of Shares | Amount $ |
| Balance, beginning of period/year | 6,147,219 | $ 10,473,835 | 2,447,219 | $ 9,989,835 |
| Issued during the period/year for: | | | | |
| Cash | 1,316,000 | 141,750 | 1,000,000 | 200,000 |
| Mineral properties | - | - | 200,000 | 24,000 |
| Special warrants | - | - | 2,500,000 | 260,000 |
| Balance, end of period/year | 7,463,219 | $ 10,615,585 | 6,147,219 | $10,473,835 |

## 4. SHARE CAPITAL (CONT'D)

**Transactions for the Issue of Share Capital**
**During the Period Ended June 30, 2003:**

The Company issued 1,316,000 shares for the exercise of share purchase warrants as follows: 1,085,000 shares at a price of $0.10 per share for a total consideration of $108,500; 50,000 shares at a price of $0.15 per share for a total consideration of $7,500; 31,000 shares at a price of $0.25 per share for a total consideration of $7,750; and 150,000 shares at a price of $0.12 per share for a total consideration of $18,000.

**Stock Options:**

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,456,443. Options granted under the Plan will have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of the Company's stock option plan as of June 30, 2003 and December 31, 2002, and changes during the period/year then ended is as follows:

| | June 30, 2003 | | December 31, 2002 | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Options outstanding, beginning of period/year | 400,000 | $ 0.14 | 69,000 | $ 2.00 |
| Granted | - | - | 400,000 | 0.14 |
| Forfeited/cancelled | - | - | (69,000) | (2.00) |
| Options outstanding, end of period/year | 400,000 | $ 0.14 | 400,000 | $ 0.14 |

At June 30, 2003, the Company had outstanding stock options exercisable to acquire 400,000 shares of its capital stock as follows:

| Number | Exercise Price | Expiry Date |
|---|---|---|
| 300,000 | $ 0.10 | January 8, 2007 |
| 100,000 | $ 0.24 | September 17, 2007 |
| 400,000 | | |

## 4. SHARE CAPITAL (CONT'D)

**Warrants:**

At June 30, 2003, the Company had outstanding share purchase warrants exercisable to acquire 2,452,072 shares of its capital stock as follows:

| Number | Exercise Price | Expiry Date |
|---|---|---|
| 268,072 | $ 1.40 | August 22, 2003 |
| 765,000 | $ 0.12 | March 11, 2004 |
| 450,000 | $ 0.15 | March 13, 2004 |
| 969,000 | $ 0.25 | October 30, 2004 |
| 2,452,072 | | |

## 5. RELATED PARTY TRANSACTIONS

Management fees totalling $21,000 (2002 - $21,000) have been incurred with the President of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

## 6. SUBSEQUENT EVENTS

a. The Company issued 50,000 shares at a price of $0.25 per share for the exercise of share purchase warrants.

b. The Company completed a private placement financing consisting of 1,150,300 Special Warrants at a price of US$0.25 per Special Warrant for a net consideration of $361,556 (gross proceeds of US$287,575) after payment of share issue cost totalling $41,049. Each Special Warrant was convertible until July 8, 2003, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) share purchase warrant exercisable to acquire one (1) additional share at a price of US$0.35 per share on or before July 8, 2004, or at a price of US$0.45 per share on or before July 8, 2005. On July 8, 2003, 584,300 Special Warrants were exercised and converted into 584,300 units. The balance of proceeds totalling US$141,500 were returned to subscribers who did not exercise their Special Warrants.

## 6. SUBSEQUENT EVENTS (CONT'D)

c. The Company completed a private placement consisting of 566,071 units at a price of $0.35 per unit for a total consideration $198,125. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.40 per share on or before July 21, 2004, or at a price of $0.50 per share on or before July 21, 2005.

## 7. ADDITIONAL INFORMATION

The Company entered into an agreement with Terrawest Minerals Inc. ("Terrawest") wherein the Company has been granted the sole and exclusive right to conduct due diligence on three exploration areas in Xinjiang Autonomous Region, in the north west section, People's Republic of China. This transaction is subject to regulatory approval.

## 8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's consolidated financial statement presentation.

FORM 51-901F

QUARTERLY REPORT

**Incorporated as part of:**

___ Schedule A
X Schedules B & C

**ISSUER DETAILS:**

| | |
|---|---|
| **Name of Issuer** | **DYNASTY GOLD CORP. (Formerly: C Squared Developments Inc.)** |
| **Issuer Address** | **735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8** |
| **Issuer Telephone Number** | **604-913-0613** |
| **Contact Person** | **Jonathan George** |
| **Contact Position** | **President** |
| **Contact Telephone Number** | **604-913-0613** |
| **Contact Email Address** | **N/A** |
| **Web Site Address** | **www.dynastygoldcorp.com** |
| **For Quarter Ended** | **June 30, 2003** |
| **Date of Report (yy/mm/dd)** | **03/08/14** |

**CERTIFICATE**

**The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.**

| *"Jonathan George"* | 03/08/25 |
|---|---|
| **NAME OF DIRECTOR** | **DATE SIGNED (YY/MM/DD)** |

| *"Robert A. Watts"* | 03/08/22 |
|---|---|
| **NAME OF DIRECTOR** | **DATE SIGNED (YY/MM/DD)** |

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

**Section 1**

**A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:**

See the accompanying consolidated financial statements.

**Section 2**

**A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:**

See Note 5 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms-length from the issuer are $21,000 during the current fiscal year to date.

**Section 3**

**A. SECURITIES ISSUED DURING THE PERIOD ENDED JUNE 30, 2003:**

| Date Of Issue | Type Of Security | Type Of Issue | Number Of Shares Issued | Price Per Share | Total Proceeds | Type Of Consideration | Commission Paid |
|---|---|---|---|---|---|---|---|
| Jan. 16/03 | Common Shares | Exercise of Warrants | 50,000 | $ 0.10 | $ 5,000 | Cash | Nil |
| Jan. 28/03 | Common Shares | Exercise of Warrants | 400,000 | $ 0.10 | $ 40,000 | Cash | Nil |
| Feb. 6/03 | Common Shares | Exercise of Warrants | 50,000 | $ 0.10 | $ 5,000 | Cash | Nil |
| Feb. 10/03 | Common Shares | Exercise of Warrants | 50,000 | $ 0.15 | $ 7,500 | Cash | Nil |
| Feb. 24/03 | Common Shares | Exercise of Warrants | 50,000 | $ 0.10 | $ 5,000 | Cash | Nil |
| Mar. 4/03 | Common Shares | Exercise of Warrants | 315,000 | $ 0.10 | $ 31,500 | Cash | Nil |
| Mar. 7/03 | Common Shares | Exercise of Warrants | 170,000 | $ 0.10 | $ 17,000 | Cash | Nil |
| Mar. 10/03 | Common Shares | Exercise of Warrants | 50,000 | $ 0.10 | $ 5,000 | Cash | Nil |
| Apr. 24/03 | Common Shares | Exercise of Warrants | 6,000 | $ 0.25 | $ 1,500 | Cash | Nil |
| Apr. 25/03 | Common Shares | Exercise of Warrants | 150,000 | $ 0.12 | $ 18,000 | Cash | Nil |
| May 21/03 | Common Shares | Exercise of Warrants | 25,000 | $ 0.25 | $ 6,250 | Cash | Nil |

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

**B. OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2003:**

NIL.

**Section 4**

**A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003:**

Authorized share capital - 100,000,000 shares without par value.

A total of 7,463,219 shares have been issued for a total of $10,615,585.

**B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2003:**

| Type of Security | Number or Amount | Exercise or Conversion Price | Expiry Date |
|---|---|---|---|
| Options | 300,000 | $ 0.10 | January 8, 2007 |
| Options | 100,000 | $ 0.24 | September 17, 2007 |
| Warrants | 268,072 | $ 1.40 | August 22, 2003 |
| Warrants | 765,000 | $ 0.12 | March 11, 2004 |
| Warrants | 450,000 | $ 0.15 | March 13, 2004 |
| Warrants | 969,000 | $ 0.25 | October 30, 2004 |

**C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2003:**

Common shares in escrow - NIL.

**Section 5**

**A. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 14, 2003:**

| | |
|---|---|
| Jonathan George | President/Director |
| Luca Riccio | Director |
| Robert A. Watts | Director |
| R. Stuart Angus | Secretary/Director |
| Marilyn Wong | Assistant Secretary |

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

Description of Business

The Company is actively pursuing advanced gold opportunities in the People's Republic of China.

The Company is a junior mineral exploration and development company presently exploring for diamonds in the Otish Mountain Area of Quebec, and pursuing advanced gold projects in the People's Republic of China.

The Company has entered into a Letter of Intent with Terrawest Management Inc. ("Terrawest Management"), a non-related Vancouver based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China. Both projects, located in the Qin Ling Gold Mining District, are past producers, situated within the Archean Taihua Complex, and area with abundant high grade polymetallic mesothermal deposits.

The Company has, subsequent to the period, entered into an agreement with Terrawest Minerals Inc. ("Terrawest Minerals"), a non-related Vancouver based private corporation, to conduct due diligence on three exploration areas in Xinjiang Autonomous Region, in the north west section, People's Republic of China.

The Otish Mountain Property is comprised of 900 mineral claims covering approximately 100,000 acres, located twenty miles north-northwest of a new cluster of diamondiferous kimberlites discovered by Ashton Mining of Canada and partner Soquem.

Projects

***Qin Ling Gold Mine***

Terrawest Management has signed a letter of intent with Qin Ling Gold Mine, which provides for the formation of a joint venture to develop and exploit Vein #60 and Vein #9. Terrawest Management will have the right to earn a majority interest. The specifics of the joint venture will be outlined in the joint venture contract, which is anticipated to be completed in the fall of 2003.

The Company has been granted the sole and exclusive right to acquire Terrawest Management's interests in both projects.

On October 15, 2002, the Company announced that it had entered into a share purchase option agreement with Terrawest Management and its shareholders to acquire 100% of the issued and outstanding shares of Terrawest Management on the following terms, subject to regulatory approval:

1. Upon Terrawest Management's execution of a formal joint venture agreement with Qin Ling Gold Mine, a state corporation of the People's Republic of China, for the exploitation of Veins #60 & #9, the Company may purchase 1,000 shares of Terrawest Management (10%), by issuing to them an aggregate of 450,000 common shares in the capital of the Company;

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

2. Purchase 4,000 common shares of Terrawest Management, representing a further 40% of the issued and outstanding common shares of Terrawest Management for an aggregate 50% interest by issuing to them that number of common shares of the Company which, when added to the 450,000 common shares issued pursuant to paragraph 1 will constitute 25% of the issued and outstanding common shares of the Company following the issuance on a fully diluted basis and by paying to Terrawest Management, the amount required to enable Terrawest Management to make its initial contribution to the joint venture with Qin Ling Gold Mine; and

3. Purchase 5,000 common shares of Terrawest Management, representing the balance of the issued common shares of Terrawest Management not then owned by the Company by issuing to them that number of common shares of the Company, which, when added to the shares of the Company issued to them pursuant to paragraphs 1 and 2 above, will constitute 49% of the issued and outstanding common shares of the Company following such issuance on a fully diluted basis.

The Qin Ling Gold District is the second largest producer of gold in China, with more than 500 gold bearing quartz veins having been discovered to date. Of these, the most extensive vein is Vein #60, advanced project #1, with a strike length of approximately 4.2 kilometers, and an average thickness of 1.2 meters. The upper 400 meters of Vein #60 has been mined from 1,660 meters to 2,000 meters above sea level, producing approximately 500,000 ounces of gold, according to the China National Gold Corporation.

The deepest drill hole to date intercepted Vein #60 at an elevation of 897 meters, and assayed 26.93 g/t over 0.80 meters.

The Qin Ling Gold Mine, owner and operator, recently sank a 320 meter shaft on Vein #60 from 1,660 meters to 1,340 meters and completed a 440 meter long drift. Neither Terrawest Management nor the Company has made a decision regarding the use of existing above ground facilities. Qin Ling Gold Mine is a 100% owned subsidiary of China National Gold Corporation, China's largest gold producer, and is a fully state-owned company under the administration of the Chinese Gold Bureau.

The second advanced project, Vein #9, lies to the immediate west of Vein #60 and was mined from 1975 to 1994, producing approximately 300,000 ounces of gold. Further exploration will be required to evaluate the potential of Vein #9.

A finder's fee is payable in connection with this transaction.

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

On February 27, 2003, the Company reported that an independent technical report, written in accordance with National Instrument 43-101, had been completed on the Henan Qin Ling Gold Mine Property located in the People's Republic of China. The report, by Ignacije Borovic, P.Eng., reviews and evaluates all previous work, existing mineral reserves, and potential mineral reserves on Veins #60 and #9.

Current indicated and inferred mineral reserves for Vein #60, between elevations of 1660 meters to 860 meters are 3,978,400 tonnes with an average gold grade of 8.91 g/t for a total of 1,139,965 oz.

From 860 meters to sea level, on Vein #60, Mr. Borovic concludes that based on the strong lateral and vertical extent of the upper portions of the vein, these lower levels can be reasonably expected to contain more than one million ounces of gold.

With respect to Vein #9, the report states that based on average gold grades of between 10.28 g/t to 23.63 g/t encountered in previous upper development, a potential mineral resource of 3,602,368 tonnes with grades greater than 10.0 g/t au may be reasonably anticipated.

The report recommends further exploration drilling to be conducted concurrently with ongoing development and mining of Veins #60 and #9 with an overall budget of US$9,832,268.

The project is subject to a final Sino Cooperative Joint Venture Agreement currently being negotiated between Terrawest Management and Henan Qin Lin Gold Mine. The Company has entered into an agreement to purchase 100% of Terrawest Management as described above. The acquisition will be subject to receipt of regulatory approvals required for the Company's acquisition of Terrawest Management.

**Xinjiang Autonomous Region**

On May 8, 2003, the Company announced that it had entered into a Memorandum of Understanding with Terrawest Minerals Inc. ("Terrawest Minerals"), a private company based in Vancouver, B.C., regarding the right to acquire a 50% option interest in its rights to acquire three exploration areas in Xinjiang Autonomous Region, People's Republic of China.

Subsequent to the period, on July 31, 2003, the Company announced that it entered into an agreement with Terrawest Minerals wherein the Company was been granted the sole and exclusive right to conduct due diligence on three exploration areas in Xinjiang Autonomous Region, in the north west section, People's Republic of China. Terrawest Minerals has entered into a Sino-Foreign Co-operative joint venture with Xinjiang Nonferrous to earn up to a 70% interest in exploration areas covering approximately 2,500 sq.km., as well as the first right of refusal to any and all additional exploration rights held by Xinjiang Nonferrous. Xinjiang Nonferrous is the largest mineral company in Xinjiang Autonomous region, with revenues of $300 million in 2002, assets of $500 million, having 35,000 people in their employ.

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

After the Company has conducted its due diligence on the properties, it will have the right to make an offer to acquire all of Terrawest Minerals' interest in the Sino Joint Venture.

The Company will advance US $100,000 to Terrawest Minerals to secure this right for a period of 120 days from signing.

The project areas are located in the prolific Tian-Shan and West Junggar mineral belts of Xinjiang which extend westward into the Central Asian Republics of Uzbekistan and Kyrgyzstan where giant ore bodies such as Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), and Kumtor (18 million oz Au) are located.

In the Western Junggar area, more than 300 gold deposits and occurrences are recognized, with the most significant of these located along the northern side of the Dalabuite fault zone. Many of these historic and present day gold deposits are clustered in an 80 km long by 20 km wide corridor, forming a 1600 sq.km. exploration area covered under the Terrawest Minerals-Xinjiang Nonferrous Sino Joint Venture agreement. Most occurrences in this area are structurally controlled, with individual quartz veins varying from 100m to 380m along strike and .5m to 20m in width.

Extensive exploration by Xinjiang Nonferrous since 1981 has identified numerous promising lode gold, sediment hosted gold, and copper-porphyry targets within the project area.

The Company has retained Norwest Corporation (www.norwestcorp.com) to undertake an independent assessment of the project areas and associated data. Norwest's mineral project manager, Mr. Brian McEwen, P.Geol., completed a site visit in June, 2003 and will report on his findings shortly.

Once the Company concludes its due diligence, and judges it to be positive, the Company and Terrawest Minerals will negotiate and execute a formal agreement whereby the Company will have the right to acquire Terrawest Minerals' entire interest in the Xinjiang joint venture.

This agreement replaces and supercedes a Memorandum of Understanding dated May 7, 2003, announced in a news release dated May 8, 2003, and is subject to regulatory approval.

***Otish Mountain Property, Quebec***

A syndicate was formed with Georgia Ventures Inc., a publicly traded TSX Venture Exchange company, to jointly explore the claims on a 50-50 basis. The Company paid a fee of 10% above staking costs and 200,000 shares to an arm's length party to acquire the claims. No exploration work has been undertaken by the syndicate to date, management has also not budgeted for any exploration for the upcoming year. This may change if exploration is warranted by significant new discoveries in the vicinity.

During the period, there was no exploration activity on the property.

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

Operations and Financial Condition

The Company is a junior mineral resource company focusing on the acquisition and exploration of promising prospects.

The most significant administrative expenses during the period consisted of consulting fees of $25,500 (2002 - $3,600) and legal fees of $28,039 (2002 - $2,990).

The other most significant costs were project investigation and project management fees of $96,506 related to the acquisition of the China property with Terrawest Management and Terrawest Minerals.

The net loss for the period was $185,848 compared to the previous year's loss for the same period of $38,501.

Current liabilities totalling $410,966 includes a convertible loan payable of $165,000, which is convertible into common shares at the rate of one share per $2.00 of principal outstanding at any time after December 16, 1999. The note, payable to Sol Resources Inc., a defunct company, is unsecured and does not bear interest.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

The Company relies on both private and public issuances of securities to provide funds for ongoing operations, as none of the projects presently provide cash flow. The ability to secure funds is directly related to market conditions and no guarantee of future financings is possible.

Financing Activities

On February 3, 2003, the Company announced a revision to the private placement announced on January 13, 2003. The revised offering consists of a brokered private placement and a non-brokered private placement of an aggregate of up to four million Special Warrants at an issue price of US $0.25 per Special Warrant for gross proceeds of up to US $1,000,000. Under the brokered private placement Brawley Cathers Limited (the "Agent") acts as the Company's agent to offer up to two million Special Warrants on a best efforts basis.

Each Special Warrant is exercisable into one unit consisting of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years, at a price of US $0.35 during the first year and at US $0.45 during the second year.

**DYNASTY GOLD CORP.**
**(FORMERLY: C SQUARED DEVELOPMENTS INC.)**
**JUNE 30, 2003**

On May 8, 2003, the Company announced the completion of its private placement of Special Warrants at US$0.25 per Special Warrant as announced on February 3, 2003. The Company issued a total of 1,150,300 Special Warrants for gross proceeds of US$287,575, which funds were paid into escrow pursuant to the terms of a Special Warrant Indenture made between the Company and Pacific Corporate Trust Company. Subsequent to the period, subscribers to the private placement exercised a total of 584,300 Special Warrants, resulting in the issuance of 584,300 shares and 584,300 share purchase warrants. The balance of proceeds of US$141,500 held in escrow was returned to subscribers who did not exercise their Special Warrants. The securities may not be re-sold prior to September 8, 2003. In addition, no commission or finder's fee was paid in connection with the private placement.

On May 12, 2003, the Company announced that it had entered into a non-brokered private placement of up to 700,000 units at a price of $0.35 per unit, for gross proceeds of up to $245,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share of the Company for a term of two years, at a price of $0.40 in the first year and at a price of $0.50 in the second year. Subsequent to the period, the Company completed this private placement. At total of 566,071 units were issued for total proceeds of $198,125. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for a further share of the Company at a price of $0.40 per share up to and including July 21, 2004, and thereafter at a price of $0.50 per share up to and including July 21, 2005. The securities may not be re-sold prior to November 22, 2003. Proceeds of the private placement will be used for the Company's exploration and development of properties in China and for general working capital.

Name Change

Effective May 14, 2003, the Company's name was changed to "Dynasty Gold Corp.", trading under the symbol 'DYG". The Company received shareholder approval to the change of name at its Annual and Extraordinary General Meeting held on April 22, 2003. At that meeting the Company also received the approval of disinterested shareholders of an amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 400,000 shares to 1,456,443 shares. The amended Plan is subject to Exchange approval.

Liquidity

Working capital as at June 30, 2003 was $29,478 and the net loss for the quarter ended June 30, 2003 was $185,848.